SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

———————————————

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2013

Commission File Number 0-28800

———————————————

DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

———————————————

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2013, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated August 23, 2013, entitled "REPORT TO SHAREHOLDERS Q4 AND YEAR ENDED 30 JUNE 2013".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: August 26, 2013   By: /s/ Themba Gwebu
                                                   Name: Themba Gwebu
                                                   Title: Company Secretary



REPORT TO SHAREHOLDERS

Q4 and year ended 30 June 2013

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06 / JSE share code: DRD • ISIN: ZAE 000058723 • NYSE trading symbol: DRD • ("DRDGOLD" or "the Group")

GROUP RESULTS: KEY FEATURES

Q4 2013 V Q4 2012

▲ Gold production up **10%** to **35 559 oz**

▲ Operating profit down **16%** to **R96.2 million**

▲ Headline earnings down **59%** to **9 cps**

▲ All-in sustaining costs down **6%** to **R365 665/kg**

▲ All-in sustaining costs margin maintained at **15%**

▲ Final dividend declared of **14** cents per ordinary share

FY2013 V FY2012

▲ Gold production up **8%** to **146 381 oz**

▲ Operating profit up **9%** to **R679.3 million**

▲ Headline earnings up **11%** to **68 cps**

▲ All-in sustaining costs up **10%** to **R365 569/kg**

▲ All-in sustaining costs margin steady at **20%**

▲ Total dividends for the year of **28** cents per share, up **180%**

All figures used in this report represent continuing operations, unless specified otherwise.

REVIEW OF OPERATIONS

Group		Quarter Jun 2013	Quarter Jun 2012	% change	Quarter Mar 2013	12 months to 30 June 2013	12 months to 30 June 2012	% change
Gold production	oz	**35 559**	32 216	10	35 976	**146 381**	135 708	8
	kg	**1 106**	1 002	10	1 119	**4 553**	4 221	8
Gold production sold	oz	**32 826**	29 966	10	35 976	**145 738**	135 419	8
	kg	**1 021**	932	10	1 119	**4 533**	4 212	8
Cash operating costs	US$ per oz	**1 105**	1 161	(5)	1 111	**1 094**	1 096	–
	ZAR per kg	**336 809**	302 221	11	319 065	**310 763**	272 778	14
All-in sustaining costs	US$ per oz	**1 176**	1 450	(19)	1 353	**1 284**	1 332	(4)
	ZAR per kg	**365 665**	388 573	(6)	388 543	**365 569**	331 978	10
Group average gold price received	US$ per oz	**1 373**	1 575	(13)	1 647	**1 613**	1 679	(4)
	ZAR per kg	**429 115**	421 834	2	474 482	**458 084**	418 538	9
Operating profit	ZAR million	**96.2**	114.8	(16)	170.7	**679.3**	622.2	9
Operating margin	%	**22**	28	(24)	33	**32**	35	(8)
All-in sustaining costs margin	%	**15**	8	88	18	**20**	21	(2)
Headline earnings	ZAR million	**34.0**	84.1	(59)	55.0	**259.2**	234.3	11
	ZAR cents per share	**9**	22	(59)	14	**68**	61	11

SHAREHOLDERS INFORMATION

Issued capital

385 383 767 ordinary no par value shares

6 205 559 treasury shares held within the group

5 000 000 cumulative preference shares

Total ordinary no par value shares issued and committed: 389 039 124

MARKET CAPITALISATION					
As at 30 June 2013	(ZARm)	2 034.8	As at 31 March 2013	(ZARm)	2 759.3
As at 30 June 2013	(US$m)	209.3	As at 31 March 2013	(US$m)	301.4

STOCK TRADED	JSE	NYSE*
Average volume for the quarter per day ('000)	786	1 084
% of issued stock traded (annualised)	53	73
Price • High	R7.18	$0.785
• Low	R4.60	$0.490
• Close	R5.28	$0.543

* *This data represents per share data and not ADS data – one ADS reflects 10 ordinary shares*

DEAR
SHAREHOLDER

I am pleased to report that, by the end of FY2013 on 30 June, we had successfully completed the consolidation of our various surface retreatment operations into a single, operating entity, Ergo Mining (Pty) Limited ("Ergo"). Ergo's performance in terms of volume and recovery are reassuringly stable and consistent with call. Commissioning of the new flotation/fine-grind circuit at the Brakpan plant is going well, with early test work showing that performance is consistent with assumptions.

FINANCIAL REVIEW
FY2013 V FY2012
REVENUE
Revenue increased by 18% to R2 076.5 million in FY2013. This was the result of both an 8% increase in gold production and a 9% increase in the rand gold price.

CASH OPERATING COSTS
An 8% increase in ore milled, combined with above-inflation increases in labour, electricity and reagent costs, resulted in a 23% rise in cash operating costs. However, it is important to note that our all-in sustaining unit costs (as defined in the World Gold Council's Guidance Note) increased by only 10% to R365 596/kg, which means that we maintain a reasonable margin, even at current gold prices.

OPERATING PROFIT
Operating profit was 9% higher year on year at R679.3 million, mainly as a result of higher gold production and a strong rand gold price.

HEADLINE EARNINGS
Higher operating profit contributed to an 11% increase in headline earnings per share ("HEPS") to 68 South African cents.

FREE CASH FLOW
Higher capital expenditure on Ergo's flotation/fine-grind circuits in FY2013, together with a 10% decrease in the rand gold price in the fourth quarter of FY2013, resulted in a 53% year-on-year drop in free cash flow (defined as cash generated from operations less capital expenditure and environmental rehabilitation funding and expenditure) generated to R97.9 million. This cash generated, combined with debt of R165 million raised during the year, resulted in an increase in our cash and cash equivalents to R377.2 million. We have declared a final dividend for FY2013 of 14 South African cents per ordinary share, bringing to more than R107 million our total payout in dividends to shareholders for the year.

Q4 2013 V Q4 2012
REVENUE
Revenue for the fourth quarter was 11% higher than the comparable quarter of 2012 at R438.1 million, due mainly to a 10% increase in gold production.

CASH OPERATING COSTS
Cash operating costs increased by 23% from the comparable quarter of 2012, due mainly to a 5% increase in ore milled, as well as above-inflation increases in labour, electricity and reagent costs. All-in sustaining unit costs decreased by 6% to R365 665/kg, resulting in a healthy, 15% margin.

OPERATING PROFIT
The increase in costs caused a 16% drop in operating profit compared to the same quarter in 2012.

HEADLINE EARNINGS
HEPS for the fourth quarter decreased by 59% to 9 South African cents.

OPERATIONAL REVIEW
FY2013 V FY2012
Gold production was 8% higher year on year at 146 381oz, the result of an 8% increase in throughput to 23 254 000t. In addition, recovered grade was up slightly from 0.195g/t to 0.196g/t. The costs incurred to mine additional sand resources at the Knights plant, together with above-inflation increases in labour, electricity and reagent costs, resulted in a 14% increase in unit cash operating costs to R310 763/kg. Capital expenditure was 13% higher at R361.5 million (FY2012: R319.1 million), mainly as a consequence of the continued development of Ergo's infrastructure to improve gold recoveries through the flotation/ fine-grind circuit.

Q4 2013 V Q4 2012
Gold production was 10% higher than the comparable quarter of 2012. Both throughput and recovered grade increased by 5%, from 5 525 000t and 0.181g/t respectively. Key factors contributing to the increase in grade were the additional sand resources mined at the Knights plant and improved grades mined by the Crown plant. Cash operating costs were up 11% from R302 221/kg, a consequence of the annual labour, electricity and reagent cost increases and also the costs incurred to mine the additional sand resources. The mining of the sand material had a twofold benefit: increased gold output and the reduction of future rehabilitation costs.

IMPAIRMENTS

Impairments of R238.0 million, which were unrelated to our Ergo operation, were recorded during FY2013. A large portion of the impairment, R101.3 million, was due to a reclassification of the fair value adjustment already recognised on our investment in Village Main Reef Limited ("VMR") from other comprehensive income to profit or loss. The investment in VMR is classified as an available for sale investment under IFRS. In addition to this impairment, we recorded an impairment of R50.1 million against our Zimbabwe exploration assets, R40.0 million against our decommissioned Crown tailings complex, R21.0 million against the Cason underground assets and R25.6 million relating to our rehabilitation trust fund for the old DRDGOLD mining lease area which had been sold.

RESERVES AND RESOURCES

DRDGOLD's total attributable mineral reserves and resources in FY2013 were both marginally lower at 1.7Moz and 37.3 Moz respectively.

The FY2013 reserve and resource information was prepared in compliance with the South African Code for Reporting Exploration Results, Mineral Resource and Mineral Reserves ("SAMREC") by DRDGOLD's designated competent person, Mr V Labuschagne, who is an employee of DRDGOLD.

CORPORATE ACTIVITY

During the year we successfully completed the consolidation of all of our surface retreatment operations into one operating entity, Ergo.

ERPM AND ZIMBABWE

As previously reported, our ERPM and Zimbabwe assets have been up for sale. In respect of the latter, we have received expressions of interest from potential acquirers of these assets, and negotiations to conclude the sale of our stake are continuing. We have placed the small Cason underground operation on care and maintenance.

DIVIDEND

The DRDGOLD Board has declared a final dividend of 14 South African cents per ordinary share for the year ended 30 June 2013.

The dividend will be subject to the new Dividends Tax that was introduced with effect from 1 April 2012. In accordance with paragraphs 11.17 (a) (i) to (x) and 11.17(c) of the JSE Listings Requirements, the following additional information is disclosed:

- the dividend has been declared out of income reserves;
- the local Dividends Tax rate is 15% (fifteen per centum);
- there are no Secondary Tax on Companies (STC) credits to be utilised;
- the gross local dividend amount is 14 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
- The net local dividend amount is 11.9 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;
- DRDGOLD currently has 385 383 767 ordinary shares in issue (which includes 6 205 559 treasury shares); and
- DRDGOLD's income tax reference number is 9160/013/60/4.

In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

2013	
Last date to trade ordinary shares cum dividend	Friday, 4 October
Ordinary shares trade ex dividend	Monday, 7 October
Record date	Friday, 11 October
Payment date	Monday, 14 October

On payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to the shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of Strate, between Monday, 7 October 2013 and Friday 11 October 2013, both days inclusive, no transfers between the South African and any other share register will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

The currency conversion date for the Australian and United Kingdom registers will be Monday, 14 October 2013.

To holders of American Depositary Shares

Each American Depositary Share ("ADS") represents 10 ordinary shares

2013	
ADSs trade ex dividend on NYSE	Wednesday, 9 October
Record date	Friday, 11 October
Approximate date of currency conversion	Friday, 18 October
Approximate payment date of dividend	Monday, 21 October

Assuming an exchange rate of R10.12/$1, the dividend payable on an ADS is equivalent to 11.76 US cents for shareholders liable to pay the dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

LOOKING AHEAD

In the first half of the ensuing financial year, we will continue with commissioning of the flotation/fine-grind circuit, with a view to achieving completion and stable production by December 2013. For FY2014 as a whole, there will be increased focus on achieving sustainable profits, and we will seek to deliver into the targets set for reduced potable water usage and dust emission. We will invest substantially in development of internal social capital; in particular, we want to improve our employees' competence in the area of personal financial management, to curb the associated scourges of over-indebtedness and garnishee orders. On the technology front, we will look afresh at the potential our new technologies offer in terms of greater scale, both within our existing footprint and further afield.

Niël Pretorius
Chief Executive Officer
23 August 2013

The condensed consolidated preliminary financial statements are prepared in accordance with the framework concepts and recognition and measurement principles of International Financial Reporting Standards ("IFRS") and presented in accordance with the minimum content, including disclosures, prescribed by IAS 34 Interim Financial Reporting applied to interim reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa. The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual financial statements for the year ended 30 June 2012.

The condensed consolidated financial statements of DRDGOLD Limited for the year ended 30 June 2013 have been reviewed by Mr R Davel of KPMG Inc, the group's auditor. In their review report dated 23 August 2013, which is available for inspection at the Company's Registered Office, KPMG Inc state that their review was conducted in accordance with the International Standard of Review Engagements 2410, Review of Interim Information Performed by the Independent Auditor of the Entity, which applies to a review of consolidated preliminary financial information, and have expressed an unmodified conclusion on the condensed consolidated preliminary financial statements.

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Notes	Quarter Jun 2013 Rm Unaudited	Quarter Jun 2012 Rm Unaudited	Quarter Mar 2013 Rm Unaudited	12 months to 30 Jun 2013 Rm Reviewed	12 months to 30 Jun 2012 Rm Reviewed
Continuing operations						
Gold and silver revenue		438.1	393.5	531.0	2 076.5	1 764.2
Net operating costs		(341.9)	(278.7)	(360.3)	(1 397.2)	(1 142.0)
Cash operating costs		(372.5)	(302.8)	(357.0)	(1 414.9)	(1 151.4)
Movement in gold in process		30.6	24.1	(3.3)	17.7	9.4
Operating profit		96.2	114.8	170.7	679.3	622.2
Depreciation		(41.0)	(29.7)	(34.7)	(143.8)	(119.2)
Movement in provision for environmental rehabilitation		30.0	(36.6)	(19.1)	(15.3)	(59.5)
Environmental rehabilitation costs		(4.2)	(10.0)	(11.5)	(45.4)	(47.3)
Retrenchment costs		–	–	–	(0.6)	–
Care and maintenance costs		0.9	(6.2)	(5.7)	(20.3)	(29.3)
Other operating expenses		(9.2)	(5.6)	(5.1)	(16.8)	(3.0)
Gross profit from operating activities		72.7	26.7	94.6	437.1	363.9
Impairments	1	(238.0)	(1.1)	–	(238.0)	(1.1)
Corporate and administration expenses		(19.1)	(33.2)	(21.8)	(92.9)	(97.8)
Share-based payments		(1.2)	(0.6)	(1.4)	(4.5)	(3.1)
Profit/(loss) on disposal of assets		8.1	(9.6)	8.6	19.3	(9.6)
Net loss on financial liabilities measured at amortised cost		–	–	–	–	(7.1)
Net finance (expense)/income		(23.9)	7.9	13.3	24.0	15.8
(Loss)/profit before taxation		(201.4)	(9.9)	93.3	145.0	261.0
Taxation		3.3	86.3	(12.4)	(44.9)	(8.0)
(Loss)/profit after taxation		(198.1)	76.4	80.9	100.1	253.0
Discontinued operations						
(Loss)/profit for the period from discontinued operations		–	(1.5)	–	–	134.5
Loss on sale of subsidiary		–	(10.5)	–	–	(10.5)
Net (loss)/profit for the period		(198.1)	64.4	80.9	100.1	377.0
Attributable to:						
Equity owners of the parent		(174.5)	58.1	62.1	59.2	308.7
Non-controlling interest		(23.6)	6.3	18.8	40.9	68.3
		(198.1)	64.4	80.9	100.1	377.0
Other comprehensive income						
Foreign exchange translation and other		2.1	(2.2)	1.3	9.1	(4.0)
Net gain on disposal of an available-for-sale financial asset reclassified to profit or loss		–	(6.7)	–	–	(6.7)
Reclassification of fair value adjustment on available for sale investments to profit or loss		101.3	–	–	101.3	–
Mark-to-market of available-for-sale investments		(23.4)	19.2	(10.6)	(66.7)	19.2
Total comprehensive income for the period		(118.1)	74.7	71.6	143.8	385.5
Attributable to:						
Equity owners of the parent		(95.5)	69.4	52.8	101.9	318.2
Non-controlling interest		(22.6)	5.3	18.8	41.9	67.3

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Quarter Jun 2013 Rm Unaudited	Quarter Jun 2012 Rm Unaudited	Quarter Mar 2013 Rm Unaudited	12 months to 30 Jun 2013 Rm Reviewed	12 months to 30 Jun 2012 Rm Reviewed
	(118.1)	74.7	71.6	**143.8**	385.5
Reconciliation of headline earnings					
Net (loss)/profit	**(174.5)**	58.1	62.1	**59.2**	308.7
Adjusted for					
– Impairments	**238.0**	1.1	–	**238.0**	1.1
– (Profit)/loss on disposal of assets	**(8.1)**	9.6	(8.6)	**(19.3)**	9.6
– Loss on sale of subsidiary	**–**	10.5	–	**–**	10.5
– Net gain on disposal of an available-for-sale financial asset	**–**	(6.7)	–	**–**	(6.7)
– Non-controlling interest in headline earnings adjustment	**(13.8)**	4.9	0.9	**(12.2)**	4.9
– Taxation thereon	**(7.6)**	1.7	0.6	**(6.5)**	1.7
Headline earnings	**34.0**	79.2	55.0	**259.2**	329.8
Headline earnings per share - cents					
– From continuing operations	**9**	22	14	**68**	61
– From total operations	**9**	21	14	**68**	86
Basic (loss)/earnings per share - cents					
– From continuing operations	**(46)**	18	17	**16**	57
– From total operations	**(46)**	15	17	**16**	80
Diluted headline earnings per share - cents	**9**	21	14	**68**	86
Diluted basic (loss)/earnings per share - cents	**(45)**	15	16	**16**	80
Calculated on the weighted average ordinary shares issued of :	**379 178 208**	382 373 999	379 178 208	**379 178 208**	384 169 915

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	As at 30 Jun 2013 Rm Reviewed	As at 31 Mar 2013 Rm Unaudited	As at 30 Jun 2012 Rm Reviewed
Assets				
Non-current assets		**2 066.3**	2 180.3	2 021.6
Property, plant and equipment		**1 756.3**	1 838.4	1 641.6
Non-current Investments and other assets		**130.1**	141.0	176.1
Environmental rehabilitation trust funds and investments		**177.0**	181.8	165.6
Deferred tax asset		**2.9**	19.1	38.3
Current assets		**604.8**	658.3	470.6
Inventories		**138.8**	111.1	105.8
Trade and other receivables		**88.8**	136.9	66.3
Cash and cash equivalents	2	**377.2**	410.3	298.5
Total assets		**2 671.1**	2 838.6	2 492.2
Equity and liabilities				
Equity		**1 648.3**	1 765.8	1 633.9
Equity of the owners of the parent		**1 427.0**	1 474.6	1 497.2
Non-controlling interest		**221.3**	291.2	136.7
Non-current liabilities		**777.0**	810.0	597.3
Loans and borrowings	3	**143.3**	145.7	–
Post-retirement and other employee benefits		**8.7**	6.2	6.0
Provision for environmental rehabilitation		**524.3**	546.1	504.3
Deferred tax liability		**100.7**	112.0	87.0
Current liabilities		**245.8**	262.8	261.0
Trade and other payables		**221.5**	238.8	230.3
Loans and borrowings	3	**24.3**	24.0	30.7
Total equity and liabilities		**2 671.1**	2 838.6	2 492.2

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Quarter Jun 2013 Rm Unaudited	Quarter Jun 2012 Rm Unaudited	Quarter Mar 2013 Rm Unaudited	12 months to 30 Jun 2013 Rm Reviewed	12 months to 30 Jun 2012 Rm Reviewed
Balance at the beginning of the period	1 765.8	1 482.7	1 755.2	1 633.9	1 219.2
Share capital issued	–	(0.5)	(0.2)	(0.2)	1.3
– for share options exercised	–	–	–	–	1.8
– for costs	–	(0.5)	(0.2)	(0.2)	(0.5)
Increase in share-based payment reserve	0.3	1.4	0.3	1.2	4.1
Net (loss)/profit attributable to equity owners of the parent	(174.5)	58.1	62.1	59.2	308.7
Net (loss)/profit attributable to non-controlling interest	(23.6)	6.3	18.8	40.9	68.3
Disposal of subsidiary attributable to non-controlling interest	–	97.5	–	–	97.5
Dividends paid on ordinary share capital	–	–	(53.1)	(91.0)	(28.9)
Dividends paid to non-controlling interest	–	–	(8.1)	(15.7)	–
Treasury shares recognised/acquired	0.3	(21.9)	–	0.4	(44.8)
Fair value adjustment on available-for-sale investments	(23.4)	–	(10.6)	(66.7)	–
Reclassification of fair value adjustment on available for sale investments to profit or loss	101.3	–	–	101.3	–
Share Option Scheme buy-out	–	–	–	(24.1)	–
Other comprehensive income	2.1	10.3	1.4	9.1	8.5
Balance as at the end of the period	1 648.3	1 633.9	1 765.8	1 648.3	1 633.9

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarter Jun 2013 Rm Unaudited	Quarter Jun 2012 Rm Unaudited	Quarter Mar 2013 Rm Unaudited	12 months to 30 Jun 2013 Rm Reviewed	12 months to 30 Jun 2012 Rm Reviewed
Net cash inflow from operations	77.5	116.2	179.7	502.3	619.5
Net cash outflow from investing activities	(109.6)	(171.5)	(108.0)	(429.4)	(411.6)
Net cash (out)/inflow from financing activities	(1.1)	(26.0)	(59.8)	5.7	(168.5)
Loans and other	(1.1)	(4.1)	(1.0)	132.9	(77.6)
Treasury shares/share options acquired	–	(21.9)	–	(24.1)	(44.8)
Dividends paid to owners of the parent	–	–	(52.5)	(91.0)	(28.9)
Dividends paid to non-controlling interest holders	–	–	(6.3)	(12.1)	(17.2)
(Decrease)/increase in cash and cash equivalents	(33.2)	(81.3)	11.9	78.6	39.4
Foreign exchange movement	0.1	–	–	0.1	–
Opening cash and cash equivalents	410.3	379.8	398.4	298.5	259.1
Closing cash and cash equivalents	377.2	298.5	410.3	377.2	298.5
Reconciliation of net cash inflow from operations					
(Loss)/profit before taxation	(201.4)	(9.9)	93.3	145.0	261.0
(Loss)/profit from discontinued operations	–	(1.5)	–	–	134.5
	(201.4)	(11.4)	93.3	145.0	395.5
Adjusted for:					
Movement in gold in process	(30.6)	(35.1)	3.3	(17.7)	(14.7)
Depreciation and impairment	279.0	29.1	34.7	381.8	122.0
Movement in provision for environmental rehabilitation	(30.0)	36.5	19.1	15.3	59.2
Share-based payments	1.2	1.4	1.4	4.5	4.1
Loss on financial liabilities measured at amortised cost	–	–	–	–	7.1
(Profit)/loss on disposal of assets	(8.1)	9.6	(8.6)	(19.3)	9.6
Finance expense and unwinding of provisions	31.9	(0.6)	0.2	33.5	7.3
Growth in environmental trust funds	(1.4)	(2.8)	(1.4)	(5.6)	(8.3)
Other non-cash items	10.6	(5.7)	(2.2)	3.1	(8.5)
Taxation paid	(5.8)	(7.1)	–	4.2	(17.3)
Working capital changes	32.1	102.3	39.9	(42.5)	63.5
Net cash inflow from operations	77.5	116.2	179.7	502.3	619.5

Notes to the financial statements

1. **Impairments**

   The Group recorded an impairment of R238.0 million consisting of:

   – R25.6 million against the DRDGOLD Limited rehabilitation trust fund due to the disposal of relating mining rights over the old DRDGOLD mining lease area.
   – R101.3 million against the investment in Village Main Reef Limited.
   – R50.1 million against the exploration asset in Zimbabwe.
   – R61.0 million against property plant and equipment.

2. **Cash and cash equivalents**

   Included in cash and cash equivalents is restricted cash of R18.2 million (FY2012: R68.6 million).

3. **Loans and borrowings**

   Included in loans and borrowings is a Domestic Medium Term Note Programme ("DMTN Programme") under which DRDGOLD can issue notes from time to time. DRDGOLD raised a total of R165 million under the DMTN Programme in July and September 2012. The different unsecured notes issued mature 12 (R20.0 million), 24 (R69.5 million) and 36 (R75.5 million) months from the date of issue and bear interest at the three-month Johannesburg Inter-bank Acceptance Rate (JIBAR) rate (currently 5.125%) plus a margin ranging from 4% to 5% per annum.

ERGO KEY OPERATING AND FINANCIAL RESULTS

Ore milled (t000) (metric) (imperial)	**Jun 2013 Qtr**	**5 824**	**6 419**
	Mar 2013 Qtr	5 766	6 356
	Jun 2013 Ytd	23 254	25 632
Yield (g/t) (oz/t) (metric) (imperial)	**Jun 2013 Qtr**	**0.190**	**0.006**
	Mar 2013 Qtr	0.194	0.006
	Jun 2013 Ytd	0.196	0.006
Gold produced (kg) (oz) (metric) (imperial)	**Jun 2013 Qtr**	**1 106**	**35 559**
	Mar 2013 Qtr	1 119	35 976
	Jun 2013 Ytd	4 553	146 381
Cash operating costs (ZAR/kg) (US$/oz)	**Jun 2013 Qtr**	**336 809**	**1 105**
	Mar 2013 Qtr	319 065	1 111
	Jun 2013 Ytd	310 763	1 094
Cash operating costs (ZAR/t) (US$/t)	**Jun 2013 Qtr**	**64**	**6**
	Mar 2013 Qtr	62	6
	Jun 2013 Ytd	61	6
Gold and silver revenue (ZAR million) (US$ million)	**Jun 2013 Qtr**	**438.1**	**45.1**
	Mar 2013 Qtr	531.0	59.3
	Jun 2013 Ytd	2 076.5	235.1
Operating profit (ZAR million) (US$ million)	**Jun 2013 Qtr**	**96.2**	**9.3**
	Mar 2013 Qtr	170.7	18.9
	Jun 2013 Ytd	679.3	76.9
(Loss)/profit before taxation (ZAR) (US$ million)*	**Jun 2013 Qtr**	**(102.0)**	**(12.4)**
	Mar 2013 Qtr	86.0	9.5
	Jun 2013 Ytd	208.3	23.6
Capital expenditure (ZAR millions) (US$ million)	**Jun 2013 Qtr**	**73.8**	**7.6**
	Mar 2013 Qtr	95.5	10.7
	Jun 2013 Ytd	353.5	40.0

* Note: The difference between the profit before tax on the statements of profit or loss and other comprehensive income relates to corporate head office and all other segment.

ALL-IN SUSTAINING COSTS RECONCILIATION (Unaudited)

R million unless otherwise stated

Net operating costs	**Jun 2013 Qtr**	**341.9**
	Mar 2013 Qtr	360.3
	Jun 2013 Ytd	1 397.2
Corporate, administration and other expenses	**Jun 2013 Qtr**	**29.5**
	Mar 2013 Qtr	28.3
	Jun 2013 Ytd	114.2
Rehabilitation remediation (accretion and amortisation)	**Jun 2013 Qtr**	**2.0**
	Mar 2013 Qtr	19.3
	Jun 2013 Ytd	48.8
Capital expenditure (sustaining)	**Jun 2013 Qtr**	**31.1**
	Mar 2013 Qtr	27.1
	Jun 2013 Ytd	104.2

ALL-IN SUSTAINING COSTS RECONCILIATION (Unaudited) continued

R million unless otherwise stated

All-in-sustaining costs*	**Jun 2013 Qtr**	**404.5**
	Mar 2013 Qtr	435.0
	Jun 2013 Ytd	1 664.4
Retrenchment costs	**Jun 2013 Qtr**	**–**
	Mar 2013 Qtr	–
	Jun 2013 Ytd	0.6
Rehabilitation and remediation (not related to current operations)	**Jun 2013 Qtr**	**4.2**
	Mar 2013 Qtr	11.5
	Jun 2013 Ytd	45.4
Care and maintenance costs	**Jun 2013 Qtr**	**(0.9)**
	Mar 2013 Qtr	5.7
	Jun 2013 Ytd	20.3
Capital expenditure (non-sustaining)	**Jun 2013 Qtr**	**47.5**
	Mar 2013 Qtr	72.7
	Jun 2013 Ytd	257.3
All-in costs*	**Jun 2013 Qtr**	**455.3**
	Mar 2013 Qtr	524.9
	Jun 2013 Ytd	1 988.0
All-in sustaining costs (R/kg)	**Jun 2013 Qtr**	**365 665**
	Mar 2013 Qtr	388 543
	Jun 2013 Ytd	365 569
All-in sustaining costs (US$/oz)	**Jun 2013 Qtr**	**1 176**
	Mar 2013 Qtr	1 353
	Jun 2013 Ytd	1 284
All-in costs (R/kg)	**Jun 2013 Qtr**	**411 664**
	Mar 2013 Qtr	468 962
	Jun 2013 Ytd	436 638
All-in costs (US$/oz)	**Jun 2013 Qtr**	**1 319**
	Mar 2013 Qtr	1 634
	Jun 2013 Ytd	1 535

* All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013

FORWARD LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2012, which we filed with the United States Securities and Exchange Commission on 26 October 2012 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statements included in this report have not been reviewed and reported on by DRDGOLD's auditors.

DIRECTORS (*British)(American)**
Executives: DJ Pretorius *(Chief executive officer)*,
CC Barnes *(Chief financial officer)*
Independent non-executives: GC Campbell* *(Non-executive chairman)*,
RP Hume, EA Jeneker, J Turk**
Company secretary: TJ Gwebu

FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS OR CRAIG BARNES AT:
niel.pretorius@drdgold.com, craig.barnes@drdgold.com
Web: http://www.drdgold.com
Quadrum Office Park • Building 1 • 50 Constantia Boulevard
Constantia Kloof Ext 28 • South Africa
PO Box 390 • Maraisburg 1700 • South Africa